UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Rush Street Interactive, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

233253 103

(CUSIP Number)

Gregory A. Carlin

c/o Rush Street Interactive, Inc.

900 N. Michigan Avenue

Suite 950

Chicago, IL 60611

(312) 915-2815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Gregory A. Carlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,132,645(1)
	8	SHARED VOTING POWER 1,362,663(2)
	9	SOLE DISPOSITIVE POWER 34,132,645(1)
	10	SHARED DISPOSITIVE POWER 1,362,663(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,495,308(1),(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents (i) 17,623,639 shares of Class V Common Stock held of record by Gregory A. Carlin (including 1,652,216 earnout shares which are subject to restrictions on vote and transfer and are subject to forfeiture), and (ii) 16,509,006 shares of Class V Common Stock held of record by the Greg and Marcy Carlin Family Trust (including 1,547,719 earnout shares which are subject to restrictions on vote and transfer and are subject to forfeiture), for which Mr. Carlin may be deemed to be a beneficial owner.

(2)

Represents 1,362,663 shares of Class V Common Stock held of record by Rush Street Interactive GP, LLC (including 127,750 earnout shares which are subject to restrictions on vote and transfer and are subject to forfeiture), for which Mr. Carlin may be deemed to be a beneficial owner.

(3)

Based on information provided by the Issuer as of December 29, 2020, reflecting 44,792,517 shares of Class A Common Stock and 160,000,000 shares of Class V Common Stock of the Issuer outstanding as of such date.

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Greg and Marcy Carlin Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,509,006 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,509,006 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,509,006 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 1,547,719 earnout shares which are subject to restrictions on vote and transfer and are subject to forfeiture. Mr. Carlin is the sole trustee of the Greg and Marcy Carlin Family Trust and may be deemed to be the beneficial owner of shares held by the Trust.

(2)

Based on information provided by the Issuer as of December 29, 2020, reflecting 44,792,517 shares of Class A Common Stock and 160,000,000 shares of Class V Common Stock of the Issuer outstanding as of such date.

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Rush Street Interactive GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,362,663(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,362,663(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,663(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 127,750 earnout shares which are subject to restrictions on vote and transfer and are subject to forfeiture. Mr. Carlin may be deemed to be a beneficial owner of the shares held by Rush Street Interactive GP, LLC. Mr. Carlin is a manager of and controls 19% of the voting units in Rush Street Interactive GP, LLC.

(2)

Based on information provided by the Issuer as of December 29, 2020, reflecting 44,792,517 shares of Class A Common Stock and 160,000,000 shares of Class V Common Stock of the Issuer outstanding as of such date.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Class V Common Stock, par value $0.0001 per share (“Class V Common Stock”), of Rush Street Interactive, Inc., a Delaware corporation (f/k/a dMY Technology Group, Inc.) (the “Issuer”). The address of the principal executive office of the Issuer is 900 N. Michigan Ave, Chicago, IL 60611.

Item 2. Identity and Background

(a) This Statement is filed on behalf of (i) Gregory A. Carlin, (ii) the Greg and Marcy Carlin Family Trust (the “Family Trust”) and (iii) Rush Street Interactive GP, LLC (the “Sellers’ Representative”). Each of the foregoing is referred to as a “Reporting Person” in this Statement.

Each of Gregory A. Carlin and the Family Trust are party to a Voting Agreement, dated as of December 24, 2020 (the “Voting Agreement”), by and among Neil G. Bluhm, the NGB 2013 Grandchildren’s Dynasty Trust, Gregory A. Carlin and the Greg and Marcy Carlin Family Trust. Neil G. Bluhm and the NGB 2013 Grandchildren’s Dynasty Trust are referred to as the “Other Stockholders” in this Statement.

The Voting Agreement requires Gregory A. Carlin, the Family Trust, the Other Stockholders and their permitted transferees to vote their shares of Class V Common Stock together, in unanimity, with the other stockholders party to the Voting Agreement with regard to all matters requiring stockholder approval pursuant to the Issuer’s amended and restated certificate of incorporation (the “Charter”), the Delaware General Corporation Law and all other applicable laws. By virtue of Gregory A. Carlin and the Family Trust being a party to the Voting Agreement, the Reporting Persons may be deemed to be a member of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Other Stockholders. Pursuant to such definition, each of the Reporting Persons and the Other Stockholders may be deemed to beneficially own the shares of Class V Common Stock beneficially owned by each other solely for such purposes. The Issuer and/or the Other Stockholders have advised the Reporting Persons that the Other Stockholders are the beneficial owners of an aggregate of 110,411,777 shares of Class V Common Stock (which includes 10,351,104 Earnout Shares which are subject to restrictions on vote and transfer and are subject to forfeiture). The aggregate number of shares of Class V Common Stock beneficially owned collectively by the Reporting Persons and the Other Stockholders is therefore 144,544,422 (which includes 13,551,039 Earnout Shares which are subject to restrictions on vote and transfer and are subject to forfeiture), which represents approximately 70.6% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 44,792,517 shares of Class A Common Stock (including shares of Class A Common Stock that are Earnout Shares) and 160,000,000 shares of Class V Common Stock (including shares of Class V Common Stock that are Earnout Shares), which vote together on the election of directors to the Issuer’s board as a single class.

The share ownership reported for the Reporting Persons does not include any shares of Class V Common Stock owned by the Other Stockholders (other than shares held by the Sellers’ Representative), and each of the Reporting Persons disclaims beneficial ownership of any shares of Class V Common Stock owned by the Other Stockholders (other than shares held by the Sellers’ Representative).

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

The description of the Voting Agreement contained in this Item 2 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/Rush Street Interactive, Inc., 900 N. Michigan Ave, Suite 1600, Chicago, IL 60611.

(c) The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gregory A. Carlin is a citizen of the United States. The Family Trust is an Illinois trust. The Sellers’ Representative is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

On December 29, 2020, the Issuer and Rush Street Interactive, LP (“RSI”) consummated the transactions contemplated by the Business Combination Agreement, dated as of July 27, 2020 (as amended and restated on October 9, 2020, as further amended on December 4, 2020, the “Business Combination Agreement”), by and among the Issuer, RSI, the sellers set forth on the signatures pages thereto (collectively, the “Sellers” and each, a “Seller”), dMY Sponsor, LLC (the “Sponsor”), and Rush Street Interactive GP, LLC, in its capacity as the Sellers’ Representative (the transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from dMY Technology Group, Inc. to Rush Street Interactive, Inc. (i.e., the Issuer) and RSI became an indirect subsidiary of the Issuer.

These securities were acquired by Gregory A. Carlin, the Family Trust and the Sellers’ Representative in connection with the Business Combination. The Business Combination closed on December 29, 2020 (the “Closing Date”). Pursuant to the terms of the Business Combination Agreement, on the Closing Date, these Reporting Persons: (i) sold an aggregate of 2,412,500 economic non-voting common units of RSI (the “RSI Units”) to the Issuer for aggregate consideration of $24,125,000, (ii) retained an aggregate of 35,495,308 RSI Units and (iii) received 35,495,308 shares of Class V Common Stock. Class V Common Stock represents non-economic voting stock of the Issuer.

Pursuant to the Business Combination Agreement, 15,000,000 RSI Units and 15,000,000 shares of Class V Voting Stock retained or received by the Sellers (including 3,327,685 Units and 3,327,685 shares of Class V Voting Stock retained by the Reporting Persons) at the Closing (collectively, the “Earnout Shares”), are subject to certain restrictions on transfer and voting and potential forfeiture until they become earned in accordance with the Business Combination Agreement. Specifically, all or a portion of the Earnout Shares will become earned (and the foregoing restrictions will then lapse) as follows: (i) 50% of the Earnout Shares will become earned if the volume weighted average share price of the Issuer’s Class A Common Stock equals or exceeds $12.00 per share, and 100% of the Earnout Shares will become earned if the volume weighted average share price of the Issuer’s Class A Common Stock equals or exceeds $14.00 per share, in each case, for ten (10) trading days of any twenty (20) consecutive trading day period following the Closing on or any time prior to the third anniversary of the Closing Date; (ii) 25% of the Earnout Shares will become earned if the Issuer’s net revenue for 2021 equals $270 million, and 100% of the Earnout Shares will become earned if the Issuer’s net revenue for 2021 equals $300.0 million, in each case, as calculated pursuant to the Business Combination Agreement; and (iii) 100% of the Earnout Shares will become earned if a change of control of the Issuer or RSI is completed on or prior to the third anniversary of the Closing.

The description of the Business Combination Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold the Class V Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of Statement.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 44,792,517 shares of Class A Common Stock (including shares of Class A Common Stock that are Earnout Shares) and 160,000,000 shares of Class V Common Stock (including shares of Class V Common Stock that are Earnout Shares) outstanding as of December 29, 2020, based on information furnished by the Issuer. Class A Common Stock and Class V Common Stock vote together on the election of directors to the Issuer’s board as a single class.

The aggregate number of shares of Class V Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

Gregory A. Carlin is the direct beneficial owner of 17,623,639 shares of Class V Common Stock.

The Family Trust is the direct beneficial owner of 16,509,006 shares of Class V Common Stock. Gregory A. Carlin is the sole trustee of the Family Trust.

The Sellers’ Representative is the direct beneficial owner of 1,362,663 shares of Class V Common Stock. The Sellers’ Representative is managed by a board of managers consisting of Neil G. Bluhm, Andrew G. Bluhm, and Gregory A. Carlin. Gregory A. Carlin owns 19% of the units of the Sellers’ Representative. As a result, Gregory A. Carlin may be deemed to possess indirect beneficial ownership of the shares of Class V Common Stock held by the Sellers’ Representative. Gregory A. Carlin disclaims beneficial ownership of the securities held by the Sellers’ Representative, except to the extent of his pecuniary interest in such securities.

As described in Item 2 of this Statement, by virtue of Gregory A. Carlin and the Family Trust being a party to the Voting Agreement, the Reporting Persons may be deemed to be a member of a “group”, as defined in Rule 13d-5 of the Exchange Act with the Other Stockholders, and each of the Reporting Persons and the Other Stockholders may be deemed to beneficially own the shares of Class V Common Stock beneficially owned by each other solely for such purposes. The Issuer and/or the Other Stockholders have advised the Reporting Persons that the Other Stockholders are the beneficial owners of an aggregate of 110,411,777 shares of Class V Common Stock (which includes 10,351,104 Earnout Shares which are subject to restrictions on vote and transfer and are subject to forfeiture). The aggregate number of shares of Class V Common Stock beneficially owned collectively by the Reporting Persons and the Other Stockholders is therefore 144,544,422 (which includes 13,551,039 Earnout Shares which are subject to restrictions on vote and transfer and are subject to forfeiture), which represents approximately 70.6% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 44,792,517 shares of Class A Common Stock (including shares of Class A Common Stock that are Earnout Shares) and 160,000,000 shares of Class V Common Stock (including shares of Class V Common Stock that are Earnout Shares), which vote together on the election of directors to the Issuer’s board as a single class.

(c) Except as set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class V Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class V Common Stock of the Issuer reported by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference herein.

Class V Common Stock and the Issuer’s Certificate of Incorporation

Pursuant to the terms of the Charter, shares of Class V Common Stock provide no economic rights in the Issuer to the holder thereof. However, each holder of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record by such holder on all matters on which stockholders generally or holders of Class V Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Issuer’s capital stock). Holders of Class V Common Stock will vote together with holders of Class A Common Stock on all matters presented to the Issuer’s stockholders for their vote or approval.

Amended and Restated Limited Partnership Agreement of Rush Street Interactive, LP

At the Closing, the Company, RSI ASLP, Inc. (the “Special Limited Partner”), RSI GP, LLC (“RSI GP”), RSI and the Sellers (including the Reporting Persons) entered into the Amended and Restated Limited Partnership Agreement (the “RSI A&R LPA”). Among other things, the RSI A&R LPA: (i) contains restrictions on transfers of RSI Units; and (ii) provides for exchanges of RSI Units (and the surrender and cancellation of a corresponding number of shares of Class V Common Stock) for Class A Common Stock of the Issuer.

Transfer Restrictions

The RSI A&R LPA contains restrictions on transfers of RSI Units and requires the prior consent of RSI GP for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of RSI Units for shares of Class A Common Stock after the six-month anniversary of the Closing pursuant to the Investor Rights Agreement (as described below). In any permitted transfer of any RSI Units by a member of RSI, such transferring member of RSI will be required to transfer an equal number of shares of Class V Common Stock corresponding to the number of such transferring member’s RSI Units that were transferred in the transaction to the transferee.

Exchange of RSI Units for Class A Common Stock

The Reporting Persons are, from and after the six-month anniversary of the Closing up to four times per calendar year, able to exchange all or any portion of their RSI Units, together with the cancelation of an equal number of shares of Class V Voting Stock, for a number of shares of Class A Common Stock equal to the number of exchanged RSI Units by delivering a written notice to RSI, with a copy to the Special Limited Partner; provided that no holder of RSI Units may exchange less than 1,000 RSI Units in any single exchange unless exchanging all of the RSI Units held by such holder at such time, subject in each case to the limitations and requirements set forth in the RSI A&R LPA regarding such exchanges. Notwithstanding the foregoing, the Special Limited Partner may, at its sole discretion, in lieu of delivering shares of Class A Common Stock for any RSI Units surrendered for exchange, pay an amount in cash per RSI Unit equal to the 5-day VWAP of the Class A Common Stock on the date of the receipt of the written notice of the exchange.

For each RSI Unit exchanged, one share of Class V Common Stock will be surrendered and canceled and one share of Class A Common Stock will be issued to the exchanging Reporting Person. If the Class A Common Stock is converted or changed into another security, securities or other property, on any subsequent exchange an exchanging Reporting Person will be entitled to receive such security, securities or other property.

In certain circumstances, RSI GP may limit the rights of the Reporting Persons to exchange their RSI Units under the RSI A&R LPA if RSI GP determines in good faith that such restrictions are necessary so that RSI will not be classified as a “publicly traded partnership” under applicable tax laws and regulations.

Amended & Restated Limited Liability Company Agreement of RSI GP, LLC

At the Closing, the Issuer and RSI GP entered into the Amended and Restated Limited Liability Company Agreement of RSI GP (the “GP LLCA”), pursuant to which, among other things, the parties established a board of managers of RSI GP, which is initially comprised of Gregory A. Carlin, a Reporting Person, Neil G. Bluhm, an Other Stockholder, and Richard Schwartz, to direct and exercise control over all activities of RSI GP, including RSI GP’s right to manage and control RSI. Pursuant to the GP LLCA, each of Neil G. Bluhm (or one of his adult children) and Gregory Carlin are entitled to serve as a manager of the board of RSI GP until they (or their permitted transferees, successors or assigns), taken together, hold fewer equity interests of the Issuer and RSI (taken together) than any other shareholder or affiliated group of shareholders. In addition, RSI has sole discretion to appoint managers (including to fill vacancies) and remove managers, subject to receipt of requisite gaming licenses and/or approvals from gaming authorities.

Investor Rights Agreement

At the Closing, the Issuer, the Sellers (including the Reporting Persons), dMY Sponsor, LLC (the “Sponsor”) and the independent directors of the Issuer prior to the Business Combination (collectively with the Sponsor, the “Founder Holders”), and the Sellers’ Representative entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Among other things, the Investor Rights Agreement contains: (i) director nomination rights; (ii) registration rights; and (iii) lockup restrictions applicable to the Reporting Persons.

Director Nomination Rights

Pursuant to the Investor Rights Agreement, the Sponsor has the right to designate a certain number of individuals for nomination to the Issuer’s board of directors (the “Board”) based on the percentage of the Class A Common Stock held by the Sponsor as of immediately following the Closing that is then beneficially owned by Sponsor and its permitted transferees, in the aggregate, as follows: (i) for so long as the Sponsor or its permitted transferees beneficially own Class A Common Stock representing at least 50% of the Class A Common Stock held by the Sponsor immediately after the Closing, the Sponsor will have the right to nominate two directors to the Board; and (ii) for so long as the Sponsor or its permitted transferees beneficially own Class A Common Stock representing at least 25% (but less than 50%) of the Class A Common Stock held by the Sponsor immediately after the Closing, the Sponsor will have the right to nominate one director to the Board. The Sponsor designated two individuals to the Board at Closing.

Pursuant to the Investor Rights Agreement, for so long as the Sellers (including the Reporting Persons) and their permitted transferees, in the aggregate, beneficially own at least a majority of the voting power of the capital stock of the Issuer and the Issuer qualifies as a controlled company under applicable NYSE rules, the Sellers’ Representative will have the right to designate the remaining directors for nomination to the Board. The initial number of directors on the Board is nine, and as such, the Sellers’ Representative designated seven individuals to the Board at the Closing. In the event that the Sellers’ Representative is no longer entitled to designate such number of directors or the Issuer is no longer entitled to nominate the number of directors that the Sellers’ Representative is entitled to designate, in each case without violating the applicable rules of the NYSE, then, subject to the Sponsor’s right to designate the number of directors described above, (i) for so long as the Issuer qualifies as a controlled company under applicable NYSE rules, the Sellers’ Representative will be entitled to designate the maximum number of directors that it is entitled to nominate without violating such rules, and (ii) if the Issuer no longer qualifies as a controlled company under applicable NYSE rules, the Sellers’ Representative will be entitled to designate the number of directors that is proportionate to the issued and outstanding voting securities of the Issuer held at the time by the Sellers and their permitted transferees, taken as a whole.

Registration Rights

The registration rights described in this paragraph apply to (a) any shares of Class A Common Stock (including, without limitation, Class A Common Stock (i) issuable pursuant to the RSI A&R LPA upon an exchange of RSI Units for Class A Common Stock, along with an equal number of shares of Class V Voting Stock, (ii) that comprise the Sellers’ Earnout Shares (whether or not earned as of such date), or (iii) held by the Founder Holders, including, without limitation, Class A Common Stock that comprise the Founder Holders’ Earnout Shares (whether or not earned as of such date)), (b) any warrants or any shares of Class A Common Stock issued or issuable upon the exercise thereof, and (c) any equity securities of the issuer or any subsidiary of the Issuer that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a) or (b) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by a stockholder party to the Investor Rights Agreement, other than any security received pursuant to an incentive plan adopted by the Issuer on or after the Closing Date. The Investor Rights Agreement requires the Issuer to, among other things, file a resale shelf registration statement on behalf of the stockholders within 30 days of the Closing and to use its reasonable best efforts to cause the resale shelf registration statement to become effective as soon as practicable after such filing, but in no event later than 60 days after the initial filing thereof. The Investor Rights Agreement also provides certain demand rights and piggyback rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. The Issuer has agreed to pay certain fees and expenses relating to registrations under the Investor Rights Agreement.

Lockup

Pursuant to the Investor Rights Agreement, the Reporting Persons agreed not to transfer, sell, assign or otherwise dispose of the shares of Class A Common Stock and the RSI Units held by such person for 180 days following the Closing, in each case, subject to certain exceptions.

Sellers’ Representative Agreement

On December 28, 2020, the Sellers’ Representative, Gregory A. Carlin, the Family Trust and Neil G. Bluhm entered into a Sellers’ Representative Agreement (the “Sellers’ Representative Agreement”) regarding certain matters relating to the Sellers’ Representative. Pursuant to the Sellers’ Representative Agreement, the parties acknowledged that all of the actions and decisions of the Sellers’ Representative are effectively controlled by Neil G. Bluhm and his descendants. The Sellers’ Representative agreed that it will consult with Gregory A. Carlin on any material matters on which the Sellers’ Representative takes action, or fails to take action, that impact, or would be reasonably likely to impact, Gregory A. Carlin and the Greg and Marcy Carlin Family Trust and their permitted transferees in any material and adverse manner and that is different from the impact on the other parties represented by the Sellers’ Representative and their permitted transferees, prior to the Sellers’ Representative taking or failing to take such action.

In addition, the Sellers’ Representative agreed that, for so long as the Sellers’ Representative maintains the right to nominate at least seven directors to the Issuer’s Board, Gregory A. Carlin will have the right to nominate two of such directors with one being himself and, at and after such time as the Sellers’ Representative has the right to nominate less than seven directors to the Board, Gregory A. Carlin will have the right to nominate one such director (himself). At the time the Sellers’ Representative only has the right to nominate two directors to the Board, then Gregory A. Carlin will have the right to nominate one of those two directors (himself) for as long as he remains Chief Executive Officer of the Issuer, with his right to appoint himself as a director expiring on the first to occur of (i) Gregory A. Carlin no longer being Chief Executive Officer of the Issuer and (ii) the Sellers’ Representative only having the right to nominate one director to the Board.

Tax Receivable Agreement

At the Closing, the Issuer, the Special Limited Partner, RSI, the Sellers (including the Reporting Persons) and the Sellers’ Representative entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) pursuant to which, among other things, the Sellers are entitled to payment by the Special Limited Partner of 85% of the net income tax savings realized by the Issuer and its consolidated subsidiaries (including the Special Limited Partner) as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated by the Business Combination Agreement and the exchange by the Sellers of their RSI Units for shares of Class A Common Stock (or cash) pursuant to the RSI A&R LPA and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The Tax Receivable Agreement will remain in effect until all such tax benefits have been utilized or expired unless the Special Limited Partner exercises its rights to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.

Services Agreement

At the Closing, RSI and Rush Street Gaming, LLC, an affiliate of RSI (“RSG”), entered into a Services Agreement (the “Services Agreement”), pursuant to which, among other things, RSG and its affiliates will provide certain specified services to RSI for a period of two years following the Closing, subject to extension and early termination, including, without limitation, services relating to legal and compliance, human resources and information technology. As compensation for RSG’s provision of these services, during the term of the Services Agreement, RSI will reimburse RSG for (i) all third party costs, including fees and costs incurred in connection with any required consents, incurred in connection with the provision of services, (ii) its reasonable and documented out-of-pocket travel and related expenses as approved by RSI, and (iii) an allocable portion of payroll, benefits and overhead (calculated at 150% of an employee’s salary, bonus and benefits cost) with respect to RSG’s or its affiliates’ employees who perform or otherwise assist in providing the services. Gregory A. Carlin has a material interest in RSG.

Gregory A. Carlin Employment Agreement

On December 28, 2020, RSI entered into an employment letter agreement with Gregory A. Carlin to serve as Chief Executive Officer of RSI and the Company (the “Carlin Employment Letter”). Pursuant to the Carlin Employment Letter, Mr. Carlin will not be required to devote his full business time and attention to RSI and the Company and will be permitted to continue to provide services to RSG. Mr. Carlin’s services to RSI and the Company will commence on an at-will basis upon the Closing, subject to the terms and conditions set forth in the Carlin Employment Letter. Mr. Carlin’s initial base salary will be $500,000 and subject to annual review by the Company’s Compensation Committee. Mr. Carlin will also be eligible to participate in the Company’s discretionary bonus plan. Mr. Carlin’s target bonus under the Company’s discretionary bonus plan is 80% of his base salary paid during the bonus plan year, with a minimum bonus equal to 40% of his annual base salary and maximum bonus equal to 120% of his annual base salary depending on Mr. Carlin’s achievement of performance goals defined by the Company. Mr. Carlin is also eligible to participate in the Rush Street Interactive, Inc. 2020 Omnibus Equity Incentive Plan (the “Plan”). Mr. Carlin’s annual long term incentives under the Plan will equal two times his annual base salary, which will vest based on time and performance vesting criteria. The performance-based grants are anticipated to vest on a rolling basis over three year time periods (e.g., 2021-2023, 2022-2024, etc.) and such grants may include a combination of stock options and restricted shares/units. In addition, Mr. Carlin is entitled to $600,000 of severance if RSI and/or the Company terminate his employment without cause. During Mr. Carlin’s employment, he must obtain and maintain all permits or licenses required under, and comply with, all applicable laws relating to gaming and, if he fails to so comply with such laws or is denied a required license or permit, or if a gaming regulatory authority in a jurisdiction in which RSI and the Company operates requires that Mr. Carlin’s employment be terminated or provides that his continued employment with RSI and/or the Company creates a gaming problem for the Company or any of its subsidiaries, his employment is immediately terminated without liability of the Company or its subsidiaries.

The descriptions of the Charter, the RSI A&R LPA, the GP LLCA, the Investor Rights Agreement, the Sellers’ Representative Agreement, the Tax Receivable Agreement, the Services Agreement and the Carlin Employment Letter contained in this Item 5 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of January 8, 2021.

Exhibit 2	Amended and Restated Business Combination Agreement, dated as of December 4, 2020, by and among the Issuer, RSI, the Sellers, the Sponsor and the Sellers’ Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 13, 2020).

Exhibit 3	Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 4	Amended and Restated Limited Partnership Agreement of RSI, dated as of December 29, 2020, by and among the Issuer, the Special Limited Partner, RSI GP, RSI and the Sellers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 5	Amended and Restated Limited Liability Company Agreement of RSI GP, LLC, dated as of December 29, 2020, by and among the Issuer and RSI GP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 6	Tax Receivable Agreement, dated as of December 29, 2020, by and among the Issuer, the Special Limited Partner, RSI, the Sellers, and the Sellers’ Representative (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 7	Investor Rights Agreement, dated as of December 29, 2020, by and among the Issuer, the Sellers, the Founder Holders, and the Sellers’ Representative (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 8	Services Agreement, dated as of December 29, 2020, by and between RSI and Rush Street Gaming, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 9	Voting Agreement, dated as of December 24, 2020, by and among Neil G. Bluhm, the NGB 2013 Grandchildren’s Dynasty Trust, Gregory A. Carlin and the Greg and Marcy Carlin Family Trust

Exhibit 10	Sellers’ Representative Agreement, dated as of December 28, 2020, by and among the Sellers’ Representative, Gregory A. Carlin, the Greg and Marcy Carlin Family Trust and Neil G. Bluhm.

Exhibit 11	Employment Letter, dated as of December 27, 2020, by and between the Company and Gregory A. Carlin (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 12	Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021

/s/ Kyle Sauers
Gregory A. Carlin, by Kyle Sauers, Attorney-in-fact

GREG AND MARCY CARLIN FAMILY TRUST

By:	/s/ Kyle Sauers
Name:	Gregory A. Carlin, Trustee, by Kyle Sauers, Attorney-in fact

RUSH STREET INTERACTIVE GP, LLC

By:	/s/ Kyle Sauers
Name:	Kyle Sauers
Title:	Attorney-in-fact